SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                         Stanley Furniture Company, Inc.
                                (Name of Issuer)

                     Common Stock , Par Value $.02 Per Share
                         (Title of Class of Securities)

                                    854305208
                                 (CUSIP Number)

                               David W. Robertson
                                McGuireWoods LLP
                                One James Center
                            Richmond, Virginia 23219
                                 (804) 775-1031
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)
                                  July 22, 2004
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                        2


CUSIP No. 854305208
                                                    Schedule 13D

1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Albert L. Prillaman

2)       Check the Appropriate Row if a Member of a Group (See Instructions)
         (a)
         (b)

3)       SEC Use Only

4)       Source of Funds (See Instructions)

         OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

6)       Citizenship or Place of Organization
         ------------------------------------                    United States

         Number of         7)       Sole Voting Power              403,400
                                    -----------------
         Shares Bene-
         ficially          8)       Shared Voting Power                  0
                                    -------------------
         Owned by
         Each              9)       Sole Dispositive Power         403,400
                                    ----------------------
         Reporting
         Person With       10)      Shared Dispositive Power             0
                                    ------------------------

11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         403,400

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         -----------------------------------------------------------------

13)      Percent of Class Represented by Amount in Row (11)
         --------------------------------------------------

         6.2%

14)      Type of Reporting Person (See Instructions)

         IN

                                  SCHEDULE 13D

Items 5, is amended as set forth below:

5.       Interest in Securities of Stanley.

         The undersigned is beneficial owner of 403,400 (or 6.2% of the outstanding) shares of Common Stock. Such number includes 190,000 shares which could be acquired upon exercise of options granted under the Stanley 2000 Incentive Compensation Plan (the "Plan"). The undersigned has the sole power to vote or to direct the vote of the shares beneficially owned by him and the sole power to dispose or to direct the disposition of the shares beneficially owned by him; however, the undersigned may not sell or vote shares which may be acquired on exercise of options until such options are exercised and the related Common Stock is issued.

         The undersigned has had no transactions in the class of securities beneficially owned by him in the sixty days before the date of this amendment, except as described below.

                          Type of Event or
          Date of Event    Transaction        Shares Sold      Price Per Share
           07/20/2004     Open Market Sale       7,500           $ 43.6205

           07/21/2004     Open Market Sale      10,000           $ 43.7436

           07/21/2004     Open Market Sale      10,000           $ 43.6105

           07/21/2004     Open Market Sale       1,500           $ 43.6123

           07/22/2004     Open Market Sale       2,500           $ 42.6336

           07/23/2004     Open Market Sale       5,000           $ 42.05

           07/28/2004     Open Market Sale       3,300           $ 41.0106

           07/28/2004     Open Market Sale       6,300           $ 41.00

           07/28/2004     Open Market Sale       3,900           $ 41.0003

         The undersigned acquired the shares sold as described above by exercising outstanding options granted under the Plan as follows: 7,500 shares on July 20, 2004; 21,500 shares on July 21, 2004; 2,500 shares on July 22, 2004; 5,000 shares on July 24, 2004; and 13,500 shares on July 28, 2004, in each case at an exercise price of $24.875 per share.









                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 05, 2004                             /s/ Albert L. Prillaman
                                            -----------------------
                                                Albert L. Prillaman